September 5, 2019

Dai Zheng
Chief Executive Officer
WeTrade Group Inc.
No. 1 Gaobei South Coast
Yi An Men 111 Block 37
Chao Yang District
Beijing City, People's Republic of China

       Re: WeTrade Group Inc.
           Registration Statement on Form S-1
           Filed August 9, 2019
           File No. 333-233165

Dear Mr. Zheng:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 9, 2019

Summary
The Offering, page 4

1. Please revise the Offering Proceeds to accurately reflect the number of securities being offered with the offering price per share.
 Dai Zheng
FirstName LastNameDai Zheng
WeTrade Group Inc.
Comapany 5, 2019
September NameWeTrade Group Inc.
September 5, 2019 Page 2
Page 2
FirstName LastName
Risk Factors
If we do not file..., page 17

2. We note your references to filings in 2016. Please reconcile these disclosures with the disclosure that the company's inception was March 28, 2019. We further note similar timeframe representations in the Security Ownership of Certain Beneficial Owners and
         Management table.
Use of Proceeds, page 24

3. Your disclosures regarding the amount of proceeds that are needed to implement your business development plan do not appear to be consistent. For example, on page 2 you indicate that if you raise $150,000 from the offering no funds will be available for business development. However, on page 26 you state that raising a minimum of
         $100,000 would allow you to implement your business plan whereas on page 48 you refer to a minimum of $90,000. Please revise or explain these apparent inconsistencies.
4. Please revise your expenditures to reflect the amount to be raised if 100% and 25% of the shares being registered are sold. We note that you allocate $310,000 if 100% of the shares are sold and $65,000 if 25% of the shares are sold, but the total listed amounts are
         $300,000 and $75,000, respectively. Further, please explain why professional fees would increase from $25,000 if 25% is raised to $150,000 if 100% is raised. Information with Respect to Registrant, page 32

5. You refer to a common control transaction with UTour PTe. Ltd., which is now a wholly-
         owned subsidiary of the company. Please include a discussion of this transaction here, including when this transaction took place. Also, ensure you address the related party nature of this acquisition, when such entity was established and a description of their operations in China. To the extent you intend to conduct significant operations in China, also revise to include a comprehensive discussion regarding the various risks and limitations of conducting business in the PRC.
Plan of Operation, page 33

6. You indicate that you are currently developing a business plan that you intend to implement upon successful completion of registration. Please revise here to describe with specificity your plan for the next twelve months. Provide detail regarding your plan of operation, including detailed milestones to your business plan, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone, the expected sources of funding, and how you are to incorporate artificial intelligence and big data.
 Dai Zheng
FirstName LastNameDai Zheng
WeTrade Group Inc.
Comapany 5, 2019
September NameWeTrade Group Inc.
September 5, 2019 Page 3
Page 3
FirstName LastName
Directors and Executive Officers
Background Information about Our Officers and Directors, page 50

7. Please revise the discussions of your management's business experience to provide clear disclosure regarding the activities of each officer or director during the last five years. Refer to Item 401(e) of Regulation S-K for guidance.
Security Ownership of Certain Beneficial Owners and Management , page 55

8. Please identify the natural person(s) who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by AiShang You Limited.
Signatures, page 57

9. Please revise to have your principal financial officer and principal accounting officer or controller and the majority of your board of directors sign the registration statement in their individual capacities. These signatures should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed. Refer to Instructions for Signatures on Form S-1.
Exhibits

10. Please file exhibits required by Form S-1 (e.g., articles of incorporation, bylaws, legal opinion, subscription agreement). See Item 16 of Form S-1.
General

11. Please clarify throughout the filing the number of shares currently issued and outstanding, the effect on ownership percentages this offering will have, and the dilution effect to take place upon the sale of shares from this offering.
12. Please remove any references to lines of business that are not part of your business plan.
         In this regard, we note multiple references to the rideshare industry and used car sales.
13. Please add a Recent Sales of Unregistered Securities section as required by Item 15 of
         Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Dai Zheng
WeTrade Group Inc.
September 5, 2019
Page 4

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-
Advisor, at (202) 551-6711 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                         Sincerely,

FirstName LastNameDai Zheng                              Division of
Corporation Finance
                                                         Office of Information
Technologies
Comapany NameWeTrade Group Inc.
                                                         and Services
September 5, 2019 Page 4
cc:       Kurt Benedict
FirstName LastName